02041153

NO ACT
P.E 6-26-02
33-17922-C

Act 34
Section 15(d)
Rule
Public Availability 6-28-02

June 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Opticon Medical, Inc. (the "Company")
Incoming letter dated June 26, 2002

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Company does not file periodic reports under Section 15(d) of the Securities Exchange Act of 1934, until such time as the liquidation of the Company is completed or when the Company is released from proceedings under the Bankruptcy Code pursuant to an effective plan of reorganization. In reaching this conclusion, the Division specifically notes the amount of trading in the Company's common stock.

During the pendency of its liquidation proceedings under Chapter 11 of the Bankruptcy Code, the Company will file, under cover of Form 8-K:

- all financial reports that are required to be filed with the Bankruptcy Court within 15 days after such reports are required to be filed with the Bankruptcy Court;
- disclosure regarding:
  - material events relating to the liquidation;
  - the likelihood of any liquidation payments being made to security holders; and
  - the amounts of any liquidation payments and expenses.

PROCESSED
JUL 0 5 2002
THOMSON
FINANCIAL

At the time the liquidation of the Company is completed, the Company will file:

- a final report on Form 8-K;
- complete the steps necessary to terminate the existence of the Company; and
- file a Form 15 to terminate the Company's reporting obligations under the Exchange Act.

Alternatively, if the Company reorganizes pursuant to Chapter 11, the Company must file a Form 8-K containing an audited balance sheet upon effectiveness of the plan of reorganization. The Company must then comply fully with its reporting obligations under the Exchange Act for all periods commencing after release from proceedings under the Bankruptcy Code. In any filings under the Securities Act of 1933, the Division will not accept unaudited financial statements of the Company for any periods for which audited financial statements are required even though some portion of such periods might cover the period during which the Company was subject to bankruptcy proceedings.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2002

William J. Kelly, Jr.
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

Re: Opticon Medical Inc.

Dear Mr. Kelly:

In regard to your letter of June 26, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

PORTER WRIGHT MORRIS & ARTHUR LLP

Attorneys & Counselors at Law

William J. Kelly, Jr.
614-227-2136
wjkelly@porterwright.com

41 South High Street
Columbus, Ohio 43215-6194

Facsimile: 614-227-2100
Toll Free: 800-533-2794

June 26, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: David Lee, Esq.

Re: ***Request for Modification of Reporting Obligations Under the Securities Exchange Act of 1934 -- Opticon Medical, Inc.***

Dear Mr. Lee:

On behalf of our client, Opticon Medical, Inc., a Delaware corporation ("Opticon" or the "Company"), we hereby request, based upon the facts and circumstances discussed below, that the Staff agree not to recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company follows the modified reporting procedures set forth herein. The Company is currently required to file periodic reports under Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Based on Exchange Act Release 9660 (June 30, 1972), Staff Legal Bulletin No. 2 ("SLB 2") and prior no-action correspondence, in lieu of continuing to file quarterly and annual reports under the Exchange Act, the Company proposes to file with the Commission, under cover of a Form 8-K Current Report, copies of the periodic financial reports that are required to be filed with the United States Bankruptcy Court and the United States Trustee pursuant to Bankruptcy Rule 2015 and the United States Trustee's "Operating Guidelines and Financial Reporting Requirements," as well as other material information concerning developments in its bankruptcy proceedings. This letter replaces the request initially sent on March 25, 2002, to address issues discussed in our telephone conversations of May 2 and 22, 2002, and to update certain information.

Background

On March 22, 2002, Opticon filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Ohio, Eastern Division (the "Bankruptcy Court"), and is managing its business as a debtor-in-possession pursuant to the provisions of the Bankruptcy Code. As discussed below, Opticon currently is limiting its operations to those necessary to preserve the value of the business as a going concern, with the expectation that its assets will be sold, with the proceeds to be either distributed in liquidation or used to fund a plan of reorganization. Prior to the filing of the petition, the Company was a development stage enterprise engaged in the development, manufacturing and marketing of a proprietary device for use in urology and for the management and control of the symptoms or urinary incontinence.

Prior to filing bankruptcy, the Company made efforts to inform the market of its deteriorating financial condition. The following disclosure appears in the Company's two most recent reports on Form 10-QSB, filed on August 14, 2001 and November 14, 2001:

> The Company's current cash position will not be sufficient to fund operations beyond year-end or through the completion of the current clinical study. Consequently, the Company is pursuing additional funding, and expects that the favorable interim study results may have a beneficial effect on its efforts to raise further working capital. There can be no assurance however, that necessary financing can be obtained on a timely basis, or if so, that it can be obtained on reasonable terms. If the Company is unable to secure financing by the end of the year, it may be forced to suspend operations and may be unable to complete the clinical study.

In a press release dated March 18, 2002, the Company reported that it had exhausted its cash resources and was considering seeking bankruptcy protection. The filing of Opticon's petition for reorganization under Chapter 11 was reported on Opticon's Form 8-K Current Report dated March 22, 2002, which was filed with the Commission.

In accordance with the Bankruptcy Code, Opticon is required to file monthly financial statements and operating reports with the United States Trustee and the Bankruptcy Court. On April 29, 2002 and June 3, 2002, the Company filed under the cover of a Current Report on Form 8-K its first periodic financial reports filed with the Bankruptcy Court. On June 12, 2002, the Company filed a Current Report on Form 8-K disclosing that it had entered into an agreement to sell substantially all of its assets to OPMI Funding Corporation, subject to the receipt of higher bids and Bankruptcy Court approval. Since the filing of the most recent report, there have been no updates regarding the Company's reorganization proceedings. For the twelve month period prior to the filing of the Chapter 11 proceedings, the Company timely complied with the reporting requirements of the Exchange Act, filing its last Form 10-QSB on November 14, 2001.

The Company intends to work with its creditors and its preferred shareholders to reach an agreement on a plan of liquidation or reorganization that in either case will likely result in the sale of substantially all of the Company's assets associated with its urology business under the guidelines of the Bankruptcy Code. It is Opticon's expectation that the proceeds of the sale will be sufficient to discharge the claims of creditors, with sufficient amounts remaining to permit the Company to either complete a reorganization or fund a distribution to shareholders. Whether the Company liquidates or reorganizes will likely be decided by the holders of the Company's outstanding preferred shares (which are privately held), who in the event of liquidation would likely receive any net proceeds of the sale. In either event, current management does not intend to remain with the Company after the assets are sold. The Company anticipates that it will complete the asset sale by August 1, 2002, and shortly thereafter will either complete its liquidation or file a Chapter 11 plan of reorganization with the Bankruptcy Court.

If the Company decides to pursue a plan of reorganization, it will be required to file the plan with the Bankruptcy Court along with a disclosure statement that contains appropriate financial information, the plan will be subject to the notice and hearing requirements of the Bankruptcy Act, and the plan will be subject to approval by the Bankruptcy Court. In the event the Company proceeds with a plan of reorganization, both the plan and the disclosure statement will be filed with the Commission under cover of a Form 8-K Current Report.

Through May 22, 2002, the Company's common stock was quoted on the OTC Bulletin Board. During the three month period prior to the bankruptcy filing, the total reported trading volume was 1,396,800 shares. Since the commencement of the Chapter 11 proceedings, there has been only limited and sporadic trading in the Company's stock. As of May 22, 2002, the OTCBB Website reported 9 active market makers, although only 4 appeared to have effected transactions in April and May. The common stock was deleted from quotation on the OTCBB effective May 23, 2002, and bid and asked quotations since have been reported in the National Quotation Bureau's Pink Sheets. The total reported volume of trading by the OTCB and Pink Sheets during April and May was 169,323 shares (limited to 5 trading days in April and 6 in May). There have been no reported trades since May 31, 2002.

Request for Modification of Exchange Act Reporting Requirements

In the past, the Commission or its Staff has agreed to suspend or modify the reporting requirements of issuers subject to bankruptcy proceedings. Release 34-9660 and SLB 2 reflect the Staff's position that the Commission will accept reports which differ in form or content from the quarterly or annual reports required by the Exchange Act where the issuer is subject to bankruptcy proceedings or has severely curtailed its operations, so long as the modified reporting procedure is consistent with the protection of investors.

The granting of the relief requested herein is consistent with previous no-action correspondence of the Staff where, as here, the full reporting requirements of the Exchange Act are unduly burdensome and are unnecessary to protect investors. *See, e.g.,* American Biomaterials Corp. (publicly avail. March 3, 1989) (Staff accepted reports filed with the bankruptcy court under cover of a Form 8-K Current Report in lieu of annual and quarterly filings); Carnegie International Corporation (publicly avail. Jul. 1, 1983) (Staff accepted quarterly filings under the cover of Form 10-Q and Form 10-K of monthly reports filed with the bankruptcy court); American Reserve Corporation (publicly avail. Dec. 9, 1982) (Staff accepted the bi-monthly filing of reports required by the U.S. Trustee in lieu of reports required by the Exchange Act).

We believe that compliance with the reporting requirements of the Exchange Act imposes an unreasonable, significant burden upon the Company. First, the Company is in the development stage, and its resources are extremely limited and are already inadequate to meet its liabilities. The Company has a shareholders' deficit of $8.5 million and continues to incur losses. Second, the resources and efforts of the remaining employees of the Company largely are devoted to preserving value for the benefit of creditors. The compilation of financial and non-financial data and the preparation of an Annual Report on Form 10-KSB would require expending additional resources contrary to the Company's creditors' best interests. Indeed, the Company has been unable to engage an auditor to audit its 2001 financial statements because it lacks the cash resources to pay for this service.

Pending liquidation or approval of a plan of reorganization, the Bankruptcy Court will retain and exercise the authority to approve or disapprove any action of the Company. Moreover, we believe that, given the limited volume of trading, and, since the Company does not expect not engage in any significant operations (other than activities consistent with the winding up of its affairs) pending the confirmation of plan of liquidation or reorganization, the filing of periodic reports under the Exchange Act will not serve disclosure and investor protection purposes and stockholders would likely find such reports of little or no value. Finally, extensive information regarding the Company and the status of the bankruptcy proceedings has already been publicly disclosed by way of reports previously filed with the

Commission, the Company's press releases, and prior communications with stockholders.

Based upon the foregoing and prior no-action correspondence, the Company undertakes to file with the Commission copies of all of the financial reports that are required to be filed with the Bankruptcy Court and the United States Trustee under the cover of a Form 8-K Current Report within fifteen days after such reports are so filed, and to report all other material developments in the bankruptcy proceedings under Item 5 of the instructions to Form 8-K. In addition, the Company will file a final 8-K upon completion of the process of liquidation. In the alternative, if the Company decides to proceed with a plan of reorganization, upon confirmation of the plan it will file an appropriate report on Form 8-K that would include an audited balance sheet, and thereafter will file periodic Exchange Act reports for all periods that begin after the plan becomes effective. This modified reporting procedure would apply in lieu of the Company's filing of periodic reports under Section 15(d) of the Exchange Act.

Accordingly, we respectfully submit that the modified reporting procedure described above is consistent with the interests of disclosure and investor protection, and therefore request that the Staff agree not to recommend enforcement action to the Commission if the Company implements this procedure.

If you have any questions or require any additional information, please do not hesitate to call the undersigned at the above telephone number.

Very truly yours,

William J. Kelly, Jr.

cc: Myron Terlecky, Esq.